Veritone, Inc.

575 Anton Blvd., Suite 100

Costa Mesa, California 92626

October 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mitchell Austin, Staff Attorney

Jan Woo, Legal Branch Chief

Re:	Veritone, Inc.

Registration Statement on Form S-3

File No. 333-227613

Request for Acceleration

Acceleration Request

Request Date: October 5, 2018

Request Time: 4:30 p.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Austin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Veritone, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-227613) to become effective at 4:30 p.m. Eastern Time on October 5, 2018, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Jason C. Dreibelbis at (949) 623-3543.

Sincerely, VERITONE, INC.

By:	/s/ Chad Steelberg
Chad Steelberg
Chief Executive Officer

cc:	Peter F. Collins, Veritone, Inc.

Jeffrey B. Coyne, Veritone, Inc.

Michael A. Hedge, K&L Gates LLP

Jason C. Dreibelbis, K&L Gates LLP